CEMTREX, INC.

135 Fell Court Hauppauge, NY 11788

Phone: (631) 756-9116

January 30, 2025

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Bradley Ecker

Division of Corporation Finance

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re:	Cemtrex, Inc.
Registration Statement on Form S-3/A
File No. 333-283995

Dear Mr. Ecker:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cemtrex, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3/A to 4:00 PM Eastern Standard Time on Monday, February 3, 2025, or as soon thereafter as is practicable.

By:
/s/ Saagar Govil
Saagar Govil
Chief Executive Officer